June 21, 2019

By Electronic Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Dorrie Yale

Re:                             Fulcrum Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 6, 2019
CIK No. 0001680581

Ladies and Gentlemen:

On behalf of Fulcrum Therapeutics, Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of the common stock of the Company.

The Registration Statement is being filed in part to respond to a comment contained in a letter, dated June 18, 2019 (the “Letter”), from the Staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Robert J. Gould, the Company’s President and Chief Executive Officer, relating to the above referenced Amendment No. 1 to the Draft Registration Statement on Form S-1.  The response contained herein is based on information provided to us by representatives of the Company.  The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter.  Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement.

Amendment No. 1 to DRS

Intellectual Property, page 126

1.                                      We note your response to prior comment 17 that you do not own any patents.  However, your disclosure continues to indicate that you own patents as you state that the “patent portfolio for losmapimod is based upon Fulcrum-owned and in-licensed patent families…”  Please revise your disclosure accordingly, here and elsewhere as appropriate, to remove any discrepancies.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 127 of the Registration Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or e-mail at lia.dermarderosian@wilmerhale.com.  Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:                                Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP
Robert J. Gould, Fulcrum Therapeutics, Inc.

Bryan Stuart, Fulcrum Therapeutics, Inc.